January 22, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Morgan Youngwood
Division of Corporation Finance

Re:	Glu Mobile Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-139493
Dear Ms. Jacobs:
     On behalf of Glu Mobile Inc. (the “Company”), we are transmitting herewith Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-139493) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 19, 2006 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated January 12, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from the Registration Statement as initially filed. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.
General
1.	We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.
     The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing a price range.

Securities and Exchange Commission
January 22, 2007

2.	We note that you have filed an application for confidential treatment of exhibits to the registration statement. We will provide comments, if any, in a separate letter. As you know, requests for confidential treatment must be processed before effectiveness of the registration statement.
     The Company acknowledges the Staff’s comment and understands that requests for confidential treatment must be processed before effectiveness of the Registration Statement.
Inside Cover Page
3.	We note that you have included a graphic and that the language include at the bottom of the graphic on the inside cover page is illegible. Please provide us with clear copies of the graphic for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance provided by on the use of gatefold graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.
     The Company is supplementally providing to the Staff as Exhibit 1 with the copy of this letter that is being transmitted via overnight courier a copy of the graphic on the inside cover page of the prospectus included in the Registration Statement (the “Prospectus”). The Company acknowledges the Staff’s comment regarding plain English principles for the text used in the enclosed graphic and has reviewed the graphic in light of the guidance provided in Corporation Finance Current Issues Outline, March 2001.
Summary
4.	Please eliminate the phrase from the introductory paragraph that the summary information “does not contain all the information you should consider” as the summary should not and is not required to contain all of the detailed information in the prospectus. Instead, you may wish to state that the summary highlights key or material information. See Item 503(a) of Regulation S-K.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 1.
5.	Please provide verifiable support for your claims here, in MD&A and in the business section that Glu Mobile is “a leading global publisher” of mobile games, “a leading independent publisher” of mobile games, that you have received “numerous industry awards” for your games and that there are over “one billion subscribers served by our more than 150 wireless carriers and other distributors.”
     The Company is supplementally providing as Exhibit 2 with the copy of this letter that is being transmitted via overnight courier the support that the Staff has requested and the support is marked to indicate the portions that substantiate the Company’s claims. The Company respectfully advises the Staff that the statements that the Company is “a leading global publisher” of mobile games and “a leading independent publisher” of mobile

Securities and Exchange Commission
January 22, 2007

games are supported by the finding of NPD Group, Inc., a market research firm, that the Company was one of the top three mobile game publishers in terms of mobile game market share in North America during the third quarter of 2006 as measured in its “Mobile Game Track Highlight Report” and the finding of m:metrics, another market research firm, that during the third quarter of 2006 the Company was one of the top three mobile game publishers in terms of unit sales volume in North America and Europe among titles tracked by it. In addition, the Company’s management regularly has discussions with leading owners of branded content and leading wireless carriers regarding their views of the market and the Company’s competitors, in which they identify the Company as one of the few leading companies in its industry. The Company has been advised by the underwriters that they received similar indications in their discussions with branded content owners and wireless carriers as part of their due diligence process. The Company also notes that Jamdat (which was subsequently acquired by Electronic Arts and renamed EA Mobile), the only other company that was primarily a publisher of mobile games and a public company, identified the Company (under its former name, “Sorrent”) as one of its primary competitors in its last 10-K (http://www.sec.gov/Archives/edgar/data/1135271/000104746905008334/a2154290z10-k.htm). The Company further notes that Electronic Arts continues to identify the Company (still under its former name, “Sorrent”) as one of its primary competitors in the area of “Applications for Cellular Handsets” (http://www.sec.gov/Archives/edgar/data/712515/000095013406011401/f21019e10vk.htm). In addition, the Company notes that the Company is one of only two companies identified in those lists that are primarily in the business of publishing mobile games (as opposed to primarily being in the business of developing console games or some other business, such as the major media companies listed). The Company further respectfully notes to the Staff that the supplemental materials included as Exhibits 5 and 6 in response to Comment 6 indicate that the Company is a leading publisher of mobile games in terms of quantity of games published and the quality of those games.
     Moreover, in response to the Staff’s comment to provide support that the Company has received “numerous industry awards” for its games, the Company advises the Staff that the following is a list of some of the industry awards that it has received recently:
•	IGN Best of 2005 Awards – Best Puzzle Game: Zuma

•	IGN Best of 2005 Awards – Best Strategy Game: Ancient Empires II

•	IGN Best of 2006 Awards – Best Adventure Game: Stranded

•	IGN Best of 2006 Awards – Best Fighting Game: Super K.O. Boxing!

•	IGN Best of 2006 Awards – Best Puzzle Game: Diner Dash

•	GameSpot Annual Wireless Gaming Awards (The Mobies) – Best Sports Game 2004: Deer Hunter

•	QUALCOMM BREW Developer Awards – People’s Choice: Zuma

•	Academy of Interactive Arts & Sciences Cellular Game of the Year – Ancient Empires II

•	Spike TV 2005 Video Game Awards – Best Wireless Game – Marc Ecko’s Getting Up

•	Mobile Game FAQs – 2005 Best Strategy Award – Ancient Empires II

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January 22, 2007

•	Mobile Game FAQs – 2005 Game of the Year Award – Ancient Empires II
     The supplemental materials included as Exhibit 3 also provide documentation of various additional industry awards received by the Company for its games.
     Finally, included in the supplemental materials provided as Exhibit 4 is a spreadsheet listing some of the largest wireless carriers that distribute the Company’s games and the number of subscribers covered by each (based on data in analyst reports or publicly reported by those companies). This spreadsheet supports the fact that over one billion subscribers are served by the Company’s more than 150 wireless carriers and other distributors.
     The Company requests, pursuant to Rule 418, that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.
6.	Similarly, provide us with support for your claims regarding numerical ratings by industry review websites, IGN Entertainment, Modojo and WGWorld indicating that you ranked first in terms of average game quality for mobile games released in the first nine months of 2006.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s spreadsheets included as Exhibit 5 with the copy of this letter that is being transmitted via overnight courier provide support for the Company’s claim regarding numerical ratings by industry review websites during the first nine months of 2006. The Company also advises the Staff that it has updated this information for the full year 2006 and has accordingly revised the Registration Statement at pages 2 and 74 (support for the statement that the Company ranked first based on the numerical rankings of those reviewers in 2006 is also included as Exhibit 6). The Company requests, pursuant to Rule 418, that the Staff return to it the spreadsheets and materials to which reference is made in this response once the Staff has completed its review.
     Because the Company’s spreadsheet covers nearly 450 product reviews, we have not attempted to provide copies of each. If the Staff wishes to confirm some of the numbers in the spreadsheet, the Company advises that these reviews are typically posted on the following websites and remain there after the posting:
•	http://wireless.ign.com/index/reviews.html

•	http://www.modojo.com/reviews/

•	http://www.wgworld.com/site/articles/reviews
7.	We note your reference to industry data and market research by NPD Group, Inc., m:metrics, and Juniper Research both here and in the business section. Please provide us with marked copies of the articles containing the data you cite. We note the consents filed on behalf of m:metrics and Juniper Research. Tell us whether the information you attribute to NPD Group, Inc. is generally available to the public without charge or at a nominal cost and, if so, please tell us where the information is available.

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January 22, 2007

     In response to the Staff’s comment, the Company respectfully refers the Staff to its supplemental letter forwarded to Ms. Mills-Apenteng by fax on January 16th.
8.	Briefly explain what you mean by the statement that you had the capability “to port approximately 40,000 SKUs per month.” We note that you do not define SKU until page 69 of the prospectus.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 2. The Company also respectfully advises the Staff that porting is further explained on the bottom of page 1.
Risk Factors, page 8
9.	Avoid the generic conclusion you make in some of your risk factors that the risk discussed “could harm our business,” could materially harm our business,” or “our business could be harmed” or could result in “harmful consequences.” Instead, replace this language with specific disclosure on what the harmful effects to your business or financial results might be.
     In response to the Staff’s comment, the Company has revised the disclosure in a number of the risk factors in the Registration Statement (see, for example, pages 11 and 18). The Company supplementally advises the Staff that it has endeavored to make the caption for each separate risk more specific. Also, where it previously concluded a risk factor solely with a statement about harm to its business, it has endeavored to provide one or more specific results of the risk as well as the ultimate conclusion regarding the second tier impact on its business, results of operations or financial condition. In rare instances, the Company believes that reference to its overall business was appropriate and has made no change.
10.	In addition, please note that the risk factors should be brief and specific to the facts and circumstances relating to Glu Mobile and the mobile games industry. Some of your risk factors could apply to any business in any industry, such as the risk factor on page 14, which reads: “Growth may place significant demands on our management and our infrastructure.” They should be revised to tie more specifically to the challenges faced by and the actual experience of the company. Where possible, please revise the subheadings to replace vague terms such as “a limited number,” “a significant portion” so that they are tailored to the facts of your company. For instance, you state on page 13 that you “depend on a limited number of mobile games for a significant portion of [y]our revenues.” The subheading should be revised to state, for example, that you were dependent on your top ten games for over 50% of your revenues in 2005 and the first nine months of 2006. Note that the terms of your agreements and licenses should be discussed in the business section rather than risk factors unless the specific contract terms you reference present material risks to the company that you wish to highlight.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 14-15 to provide additional information specific to the Company with regard to the risk discussed more generically in that risk factor. The Company has also revised disclosure throughout the “Risk Factors” section of the Registration Statement

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January 22, 2007

to replace vague terms with terms tailored to the facts of the Company (see, for example, pages 13, 20 and 21). The Company has considered and agrees with the final comment of the Staff but believes that the specific terms of the agreements discussed in the “Risk Factors” section do in fact present material risks to the Company that it wishes to highlight. The “Business” section does contain further description with regard to terms of the Company’s overall license agreements and the major license agreements upon which it is dependent.
We currently rely on wireless carriers, in particular Verizon Wireless, page 11
11.	Please revise the subheading to provide the aggregate percentage of your revenues derived from the four wireless carriers you identify. We note that although you are materially dependent on four wireless carriers, you have not filed an agreement with Sprint Nextel. Please file the material agreement or advise.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 11. The Company respectfully advises the Staff that it has two separate agreements with varying terms and durations (one with Sprint and one with Nextel) entered into prior to their consolidation. The Company supplies games and receives payments separately under each agreement (two separate payment reports and two separate payments). The Company understands that this arrangement results from the continuing geographical and technological separation between the legacy Sprint and Nextel networks (while wireless service is sold to the public under the same combined brand name, separately administered wireless networks actually still exist). While the Company understands that Sprint Nextel is encouraging the migration of legacy Nextel users over to the Sprint network and technology, where available, many legacy Nextel users remain on the legacy Nextel network and technology; thus the need for two separate reports and payments. As a result, the Company continues to view these as separate agreements and distinct arrangements. For 2005 and the first nine months of 2006, the revenues derived from end users under each agreement represented less than 10% of the Company’s revenues. If as a result of the aforementioned transition being encouraged by Sprint Nextel, one of the agreements (presumably the agreement covering the legacy Sprint network) shifts to represent greater than 10% of the Company’s revenues or if the Company determines otherwise that it is substantially dependent on that agreement, it would file such agreement as an exhibit.
If we fail to maintain an effective system of internal controls, page 18
12.	We note from your disclosures that you are in the process of preparing and implementing an internal plan of action for compliance with Section 404 and strengthening and testing your system of internal controls to provide the basis for the report. Please tell us whether you have identified any material weaknesses during this process. If so, please disclose and discuss any known material weaknesses and your plans to remedy such weaknesses.
     In response to the Staff’s comment, the Company respectfully advises the Staff that to date, in its process of preparing and implementing an internal plan of action for compliance with Section 404 and in strengthening and testing its system of internal controls to provide the

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January 22, 2007

basis for the requisite report on such controls, it has not identified any material weaknesses. The Company also respectfully advises the Staff that its independent registered public accounting firm did not identify for the Company’s audit committee any material weaknesses in connection with the audit it conducted as of and for the nine months ended September 30, 2006.
If our independent, third-party developers cease development of new games, page 18
13.	You indicate that you rely on independent third-party developers to develop “some” of your games. Please quantify the percentage of your games developed by third-party developers. To the extent you are substantially dependent on such third-party developers, include a discussion of this dependence in the business section and file the agreements as exhibits to the registration statement.
     In response to the Staff’s comment, the Company respectfully advises the Staff that revenues from games developed by independent third-party developers represented 3% of its revenues in 2005 and 16% of its revenues in the first nine months of 2006, of which 15% represented games acquired from iFone. Given the Company’s present intention to continue to develop most of its games internally, the Company believes the disclosure of this latter percentage would be misleading. No single independent developer agreement or title accounted for more than 1% of the Company’s revenues in 2005 or 6% of the Company’s revenues in the first nine months of 2006. Further, the Company does not maintain an ongoing relationship with the developer of the game representing 6% of its revenues in the first nine months of 2006, which it acquired in the iFone acquisition. Thus, the Company respectfully submits that no contract with a third-party developer is material and, as a result, it has not filed any such contract as an exhibit in response to the Staff’s comment. Since the number of games that the Company, as opposed to an acquired company, has developed using independent third-party developers is not significant, the Company has changed the word “some” to “a few” on page 18 of the Registration Statement but does not believe that, under the circumstances, an exact number is meaningful.
     As a result of our business being concentrated with a limited number of wireless, page 20
14.	Please revise the risk factor subheading to quantify the credit risk in the aggregate and to state more specifically what the “concentration of credit risk” is, namely that if any one of the carriers were unable to fulfill its payment obligations, your financial condition would materially suffer.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 20.
     Our operations in countries with a history of corruption and transactions, page 21
15.	Please revise the subheading to describe more specifically the “countries with a history of corruption” to which you refer, since this phrase is so broad as to convey little meaning. In addition, please provide us with a list of all of the countries in which you

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January 22, 2007

operate and specifically identify those countries that have generated this concern. We may have further comments.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 21. In addition, with the copy of this letter that is being transmitted by overnight courier, the Company has supplementally provided to the Staff as Exhibit 7 a spreadsheet containing the list of countries scored in the Corruption Perception Index (CPI) 2006 published by Transparency International (www.transparency.org/policy_research/surveys_indices/cpi/2006), a widely respected barometer of corruption, and their respective CPI Scores and identifying for each such country whether the Company has transacted business there since January 2003 and the approximate amount of business transacted by the Company in each such country in 2003, 2004, 2005 and the nine months ended September 30, 2005 and 2006. The Company respectfully advises the Staff that it takes seriously its obligations under the Foreign Corrupt Practices Act and the anti-corruption laws of the countries in which it transacts business (including adopting policies for compliance). However, the Company would prefer not to offend its distributors and other potential customers by specifically identifying them or their home country as particularly likely to be corrupt. The Company believes that the risk is clearly identified without, and that the Company’s investors are not disadvantaged by not including, such information. The Company requests, pursuant to Rule 418, that the Staff return to it the spreadsheet/list to which reference is made in this response once the Staff has completed its review.
Use of Proceeds page 31
16.	We note that after repayment of the debt to Pinnacle Ventures, you will use the remaining net proceeds for working capital and other general corporate purposes. You further state that you do not have more specific plans for the net proceeds from the offering. Please consider whether you can be more specific as to the use of these proceeds. For example, do you plan to use some of the proceeds to expand your distribution network as described on page 3 or to increase your sales and marketing efforts as described on page 40? We note further that you are increasing your presence in the UK through your recent acquisitions as well as your disclosure on pages 75-76 that you anticipate expanding your creative and development team to include studios in Asia and Latin America. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. Please revise accordingly.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 32.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
General
17.	We note from your risk factor disclosure that the company is reviewing and documenting its internal control over financial reporting in anticipation of complying

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January 22, 2007

with Section 404 of the Sarbanes-Oxley Act. If the cost of becoming compliant or maintaining compliance with Section 404 is expected to be significant, discuss the impact of compliance on results of operations and liquidity. We refer you to Item 303 of Regulation S-K.
     In response to the Staff’s comment, the Company respectfully advises the Staff that, given the recent deferral in the deadline for becoming compliant with Section 404 of the Sarbanes-Oxley Act, it does not expect its 2007 costs related to becoming compliant to be significant. Its current expectation is that they would be less than 1% of the Company’s total operating expenses. If the costs do become more significant in future years, the Company will consider whether they rise to a level that makes it appropriate to include disclosure.
Critical Accounting Policies and Estimates
Revenue Recognition, page 43
18.	We note your disclosure, “[d]etermination of the appropriate amount of revenue recognized involves judgments and estimates that [you] believe are reasonable, but it is possible that the actual results may differ from [y]our estimates.” Please clarify all the judgments and estimates that are involved in determining the amount of revenue to recognize in a particular period. In addition, tell us why the amount of revenue you record in a particular period would be subject to material misstatement and clarify the types of trends that would indicate a material misstatement. Tell us your consideration of disclosing all critical judgments and estimates pursuant to Section V of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Revise or advise as appropriate.
     In response to the Staff’s comment, the Company respectfully advises the Staff that, in situations where carriers are not contractually obligated to report sales data prior to the Company’s external reporting deadlines, the Company estimates its revenues based on preliminary sales data directly from the carrier or upon an analysis of carrier-specific historical sales trends. The Company also considers other factors in estimating revenue including the expected impact of all newly launched games, promotions during the period and economic trends. There is a risk of material misstatement if the final revenue report differs significantly from the preliminary sales data from the carrier or from the historical trends. The Company believes the factors discussed above represent its critical estimates as defined by Section V of SEC Release No. 33-8350 in their accounting for revenue recognition. In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 45 to detail the use of carrier-specific historical sales trends, the expected impact of all newly launched games, promotions during the period and economic trends-in their estimates of revenues. The Company respectfully refers the Staff to the Company’s response to Comment 46 for details on its assessment of the accuracy of its estimated revenues in 2003 through 2005 and the nine months ended September 30, 2006.

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January 22, 2007

Advance or Guaranteed Licensor Royalty Payments, page 44
19.	Your disclosure states that you will “record a write-down of prepaid royalties or accrue for future guaranteed royalties that are in excess of anticipated demand or net realizable value.” Clarify how you estimate the anticipated demand and/or net realizable value of your products when performing this evaluation and how accurate your estimates have been in the past. Clarify whether this evaluation includes any significant assumptions or estimates and your consideration of disclosing such assumptions or estimates pursuant to Section V of SEC Release No. 33-8350. Revise or advise as appropriate.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 46. The Company believes the factors discussed in this revision represent its critical estimates as defined by Section V of SEC Release No. 33-8350 in their accounting for prepaid royalty payments.
Goodwill, page 45
20.	Your disclosure indicates that based upon the results of your fiscal year 2006 goodwill impairment test (i.e., as of September 30, 2006), you determined that the fair value of your reporting units exceeded the carrying amount. Clarify the fair value measurements utilized to estimate the fair value of your United States and EMEA reporting units and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. In addition, we note that you have reported operating losses and net cash deficits from operating activities in fiscal years 2003 through 2005 and for the nine-months ended September 30, 2006. Indicate how your determination of fair value factored in your history of operating losses and cash flow deficits from operating activities .
     In response to the Staff’s comment, the Company respectfully advises the Staff that the guidance in paragraphs 23 through 25 of SFAS 142 was used in determining the fair values of the Company’s United States and EMEA reporting units. Since the Company is not a publicly traded company, quoted market prices are not available to estimate the fair values of the Company or its reporting units. The Company used the best available information and estimated the fair value of its reporting units using valuation methodologies and assumptions consistent with the estimates of future cash flows used to determine the enterprise value of the Company in determining the fair value of the Company’s common stock. These cash flow estimates incorporated assumptions that marketplace participants would use in their estimates of fair value of the business.
     The valuation weighted the results from two widely accepted valuation techniques: the income approach and market comparable method. The income approach provided an estimation of the fair value of the Company based on the discounted cash flows the business is expected to generate over its remaining life. Although the Company has incurred losses and net cash deficits since inception, the Company’s forecasts and reasonable estimates indicate net income and positive cash flows in future years. These same estimates and forecasts were also provided to an independent valuation firm for their use in determining the fair value of the Company’s common stock and to the underwriters of the Company and incorporated in their

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January 22, 2007

valuation models as part of their due diligence process. Even though the Company has generated losses and used cash to fund operations, its enterprise value has continued to increase as the business has achieved quarterly revenue targets during 2006, and it believes that it is rapidly approaching its inflection point where it will begin to generate cash flows and profits.
     The market comparable method calculated an estimated fair value of the Company based on a comparison of the Company to publicly traded companies in a similar line of business. To determine comparability of the similar businesses, the Company considered the size, growth, profitability, and risk and return on investment of the selected comparable companies. The market comparable method applied a revenue multiple to the Company’s forecasted revenues to yield the business enterprise value. This approach also yielded a calculated enterprise value within the range of estimated fair values provided to the Company by the various investment banks as part of their due diligence process.
     In order to determine the fair value of the reporting units, the Company reasonably allocated its enterprise value to its reporting units. In selecting the method of allocation, the Company considered tangible factors, such as the contribution of each reporting unit to consolidated net assets, operating loss and revenues, as well as intangible factors such as markets served, customer relationships and products offered. The Company concluded that each reporting unit’s contribution to revenues for the nine months ended September 30, 2006 was the best method of allocating the Company’s enterprise value since revenues will be the main driver of the Company’s estimated growth in cash flows, income and overall value to potential investors. As a result of this analysis, the Company concluded that the goodwill was not impaired since the fair value of its reporting units exceeded their respective carrying values, including goodwill.
     The Company modified its disclosures in the “Management’s Discussion and Analysis” section on page 47 of the Registration Statement to include a discussion about the fair value measurement used to evaluate whether an impairment exists.
Stock-Based Compensation, page 45
21.	We note you have disclosed the aggregate intrinsic value of outstanding options as of September 30, 2006. Please revise your disclosure to clarify whether aggregate intrinsic value disclosed is based on the estimated IPO price. Refer to paragraph 180 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).
     In response to the Staff’s comment, the Company respectfully advises the Staff that the aggregate intrinsic values of outstanding options and exercisable options at September 30, 2006, as set forth on the top of page 48 of the original Registration Statement, were based on the fair market value of the Company’s common stock as of September 7, 2006 ($3.51 based on the valuation study performed by an independent third-party valuation firm). The Company has now revised this sentence in the middle of page 52 of the Amendment so that the figures will be based on the midpoint of the

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January 22, 2007

range for the initial public offering price when that range is included in the Registration Statement.
22.	Your disclosure states that you have retrospectively estimated the fair value of your common stock with the assistance of retrospective valuations performed by a third party valuation firm. Please revise to disclose the following information related to issuances of equity instruments:
•	Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock; and

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO.
     In response to the Staff’s comment, the Company has added extensive disclosure in the Registration Statement on pages 49 to 51.
Results of Operations, page 48
23.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change is not disclosed. For instance, for the nine months ended September 30, 2006, you disclose that the increase in revenue is due to sales of games released since September 30, 2005, the expansion of your wireless carrier distribution channel and the porting of your games to additional mobile handsets. Revise your disclosures to quantify each source that contributed to a material change. See Section III.D of SEC Release No. 33-6835, Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, revise your disclosure to remove vague terms such as “primarily” in favor of specific quantifications.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 53 to 58. The Company respectfully advises the Staff that quantification of changes between 2003 and 2004 have not been provided as the discussion of changes between these years will be eliminated from the Registration Statement when the year-end audit is included.
Comparison of the Nine Months Ended September 30, 2005 and 2006, page 49
24.	We note you have disclosed increases in revenues attributable to acquisitions. It appears the increase in your revenues is impacted by increases in price and volume based on disclosures throughout your filing. Discuss the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold or to changes in prices charged. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any

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January 22, 2007

changes for the prices of the goods you sell affected your revenues over the three-year period. See Item 303(a)(3)(iii) of Regulation S-K.
     In response to the Staff’s comment, the Company respectfully advises the Staff that its average price per unit increased 2.6% from $1.94 to $1.99 from the nine months ended September 30, 2005 to the nine months ended September 30, 2006. Thus, the Company respectfully submits that price per unit changes did not materially affect the 69% revenue growth that the Company experienced between these periods; 96% of the change was volume related. The Company has added a clause to page 53 of the Registration Statement to indicate that volume is responsible for substantially all of the Company’s revenue increases.
25.	In addition, we note your disclosure regarding the increase in royalties paid and the decrease in the average royalty rate. Please discuss in further detail the relationship between higher revenues and a decreasing royalty rate and what impact, if any, this relationship has had or is expected to have on your revenues.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 54.
Liquidity and Capital Resources, page 61
26.	Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows . In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows . We refer you to Section IV. B of SEC Release No. 33-8350.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 66 and 67. In further response to the Staff’s comment, the Company respectfully advises the Staff that it believes the disclosure of its financing and investment activities generally is understandable. The Company has added a summary sentence at the start of each of “Financing Activities” and “Investing Activities” to provide additional context for the existing numerical disclosures. It has then extensively revised “Operating Activities” in an effort to be responsive to the Staff’s comment.
27.	Please disclose whether you were in compliance with all covenants under the Pinnacle Loan as of September 30, 2006.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 68 to indicate the Company was in compliance with all covenants under the Pinnacle Loan as of September 30, 2006.

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January 22, 2007

Business, page 65
28.	Please tell us the basis for your belief that “only a small group of leading mobile entertainment publishers has established the licensing relationships necessary” to meet the needs of wireless carriers. Consider identifying the members of this group. To the extent they differ from the entities identified as your primary competitors, explain why.
     Wireless carriers have a large and diverse base of subscribers (see the materials referenced in support of the statement regarding the over “one billion subscribers served by” the Company’s wireless carriers and other distributors in response to Comment 5). For example, in October 2006, Verizon Wireless announced that it had 56.7 million total customers (a copy of the press release is included as Exhibit 8 with the copy of this letter that is being transmitted via overnight courier). In order to appeal to this array of customers, wireless carriers make available a large and diverse collection of games. This is illustrated by the sample game decks from several major carriers included in the Exhibit 9 materials. In order to increase appeal of the games offered to subscribers, carriers prefer games that have readily identifiable brands, because, as noted in the Informa in its Mobile Games: Strategies and Solutions for the Wireless Gaming Industry report (the “Informa Report”) included with the materials provided as Exhibit 10 “games with big brands attached to them tend to be easier to market to gamers.” See also the Juniper Research Mobile Games: Subscription and Download, 2006-2011 report included in the materials provided as Exhibit 4 in the response to Comment 5 (“The wider the applicability of a game and the associated brand, the better the chance of achieving mass market volumes. ... For all developers and distributors success requires robust partnerships with others in the distribution chain, including distribution partners, operators and regional brands.”)
     As noted in the Informa Report, “[o]ne trend driving consolidation in the games marketplace is operators’ desire to work with fewer publishing partners. ... With few resources, they simply cannot handle relationships with hundreds of content providers and so have chosen to focus on deepening relationships with a handful of top-tier publishers.” As a result, the few publishers that the carriers deal with must still provide the carrier with the large and diverse portfolio of games that they desire to offer to their subscribers. As noted in the Informa Report, “continued consolidation in the mobile games industry has given rise to a small but dominating group of large, global content providers” and while “[s]maller publishers are able to crack the top five in individual territories, ... the gap between publishers at the head of the pack globally and those focusing on smaller geographies is wide.”
     Based on its review of industry information and the information gained in discussions that the Company’s management regularly has with leading owners of branded content and leading wireless carriers regarding their views of the market and the Company’s competitors, the Company believes that only three to five competitors have achieved the scale desired by wireless carriers: EA Mobile, Glu Mobile and Gameloft and, to a lesser extent, Hands-On Mobile and Namco; and that the other publishers that approach the desired scale are I-play and THQ. This view is supported by analyst reports (see, for example, the following from the Informa Report: “Gameloft, Glu Mobile and I-play operate large, global publishing businesses. In the past year, Digital Chocolate has overcome operators’ resistance to its all-own-IP

Securities and Exchange Commission
January 22, 2007

catalogue to claim a place as one of the leading mobile publishers”). These companies are the ones that the Company describes in the Registration Statement as it primary competitors in the “Business” section on page 84 and elsewhere.
     The Company requests, pursuant to Rule 418, that the Staff return to it the spreadsheet/list to which reference is made in this response once the Staff has completed its review.
29.	Consider whether you should expand the business section to provide a more balanced discussion of the advantages and disadvantages for companies operating in the mobile games industry as well as of Glu Mobile’s competitive strengths and weaknesses. For example, while you identify the fact that wireless carriers generally control the price charged for your games and the billing and collection of sales of your games, you do not discuss what appears to be a challenge to your business operations in the business section. Similarly, while your disclosure highlights your competitive strengths, are there challenges to your business that should also be discussed? Consider whether you should discuss concerns including but not limited to the industry-wide challenges associated with end-users discovering your products, the extent to which the process of downloading your products is user-friendly and the lack of transparency as it relates to information largely controlled by the wireless carriers. Please revise the disclosure to provide a more balanced discussion of both positive factors as well as challenges faced both in the industry and by your company.
     In response to the Staff’s comment, the Company has revised the disclosure in the “Business” section of the Registration Statement. The Company advises the Staff that it believes that the “Business” section, particularly as revised (see for example pages 77 and 81), presents a balanced discussion of the Company’s business. The Company respectfully notes that there is also a lengthy discussion of the challenges to the Company’s business, its competitive weaknesses, industry-wide challenges and many other matters that could harm the Company’s business condition or results of operations in the “Risk Factors” section beginning on page 8 of the prospectus. Just as the Company has tried to avoid including mitigation language in the “Risk Factors” section, the Company has tried to avoid unnecessary duplication of risk factor language in the “Business” section and to avoid adding unnecessary length of the Registration Statement.
30.	Here or elsewhere as appropriate, please include a discussion of how the acquisitions of Macrospace Limited and iFones Holdings Limited fit into your business plan. It appears that the acquisition of the UK-based companies was part of a plan to expand your presence in Europe generally or in the UK specifically. What synergies were expected or derived from these acquisitions and how did the acquisitions impact your business strategy going-forward? We note your disclosure in Note 2 to the financial statements regarding intended purpose for the acquisition as well as the purchase price.
     In response to the Staff’s comment, the Company has revised the Registration Statement to add the suggested disclosure on pages 39-40.

Securities and Exchange Commission
January 22, 2007

31.	Please discuss your revenue sharing practices with content licensors in quantified terms.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 76.
32.	Disclose the number of games you maintain on average in your current collection or catalog. To the extent a material number of your games center around a particular genre, please include a brief discussion.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 77.
33.	Briefly define the acronym “WAP” channels. See page 75.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 82.
34.	Please include a discussion of the financial information based on geographic areas or provide a cross-reference to the financial statements where this information is discussed. See Item 101(d)(2).
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 81 to include a cross reference to the financial statements where financial information based on geographic areas are discussed.
Competition, page 70
35.	Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. Further, it appears that one of your competitors, EA Mobile, may be considered dominant in your industry niche. To the extent this is true, it should be identified as such. See Item 101(c)(1)(x) of Regulation S-K.
     The Company respectfully advises the Staff that, because there is limited information made publicly available by its competitors, its views are primarily informed by its experience in the industry, review of analyst reports and the information gained in the discussions the Company’s management regularly has with leading wireless carriers and owners of branded content. The Company further advises the Staff that, while EA Mobile is currently the clear leader in the Company’s industry, the Company does not consider it to be dominant. For example, as shown on page 6 of NPD Group’s Mobile Game Track Highlight Report — September 2006 Data, which is included in Exhibit 2 with the copy of the letter that is being transmitted via overnight courier, EA Mobile represented less than one-third of the mobile game units sold in June through September 2006. Further, while wireless carriers desire to work with a limited number of publishers, they also desire to have multiple publishing relationships to avoid undue concentration and dependence.
     The Company further advises the Staff that its general view is that: Digital Chocolate is focused on developing original games rather than licensing intellectual property and appears to

Securities and Exchange Commission
January 22, 2007

be substantially smaller than the Company; Electronic Arts (EA Mobile) is the Company’s largest competitor and has the broadest global distribution capacity, but as a subsidiary of Electronic Arts it is now limited in its potential licensing relationships; Gameloft is similar to the Company in the wireless games business but its business is centered in Europe, and due to its relationship with UbiSoft, it appears to be limited in its potential licensing relationships; Hands-On Mobile is similar to the Company in the wireless games business, but also offers many other wireless products and applications and, because of acquisitions, has much more of its operations and business in China and Korea; I-play appears to be concentrated in Europe with limited distribution capacity in the United States; Namco, as a subsidiary of the Namco gaming company, appears to be focused on developing mobile versions of its intellectual property rather than licensing from other parties; and THQ appears to have a broad geographic presence, but more limited distribution relationships in those geographies than EA Mobile, the Company and Gameloft.
     Given the very subjective nature of the above judgments, the Company does not believe that any of this information is appropriate for disclosure in the Registration Statement.
36.	We note your disclosure that your employees are located in the US, Europe and Hong Kong and that you lease properties in Brazil as well. Clarify whether you have employees in Brazil and the nature of the leased properties in that country.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 85. The Company also respectfully advises the Staff that the leased property in Brazil is a sublease for offices in a business center (i.e., office condominium) that the Company does not consider to be a materially important property of the Company.
Executive Compensation Tables, page 92
37.	Please be advised that we are continuing to examine your executive compensation disclosure. We may have further comments as a result of our continued review.
     The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment. The Company respectfully advises the Staff that it plans to revise its tables to reflect the Commission’s recent revised rules on SFAS 123R measurement, as well as to include the amounts of fourth quarter bonuses when they are known.
Transactions with Related Parties, Founders and Control Persons, page 104
38.	Please include a detailed discussion of the transaction described in Note 17 to the financial statements.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 113. The Company also respectfully advises the Staff that the transaction described in Note 17 – Related Party Transaction refers to the transaction described on page 113 of the Registration Statement under the subheading “Transactions with Entities Affiliated with Time Warner Inc.”

Securities and Exchange Commission
January 22, 2007

39.	Please ensure that you file all related party agreements required to be filed as exhibits to the registration statement such as the Services Agreement with entities affiliated with Time Warner. See Item 601(b)(10)(A) of Regulation S-K.
     In response to the Staff’s comment, the Company advises the Staff that it has filed now all related party agreements that it believes are required to be filed as exhibits to the Registration Statement. The Company further respectfully advises the Staff that it does not plan to file the Services Agreement with entities affiliated with Time Warner because it is not material to the Company, Andrew T. Heller, who resigned from the Company’s Board of Directors in November 2006, did not have a pecuniary interest in the transaction, the agreement was made by Macrospace prior to its acquisition by the Company and Mr. Heller is an officer of a company not party to the agreement.
Underwriting, page 116
40.	We note your disclosure that “[i]f all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.” Please clarify at what point and under what circumstances the offering price and other selling terms may be changed.
     In response to the Staff, the Company respectfully submits that Section 3 of the Underwriting Agreement, which will be filed as Exhibit 1.01 to the Registration Statement, provides that the underwriters propose to offer the shares to the public upon the terms and conditions set forth in the Prospectus. The Prospectus contemplates that the underwriters will offer the shares to the public at the public offering price set forth on the cover of the Prospectus and upon the terms and conditions set forth therein. However, if the underwriters are unable to sell all of the shares offered for sale in the public on such terms and conditions, the “Underwriting” section of the Prospectus provides that the underwriters may change the offering price and other selling terms to the extent necessary to complete the public offering of the shares. For example, if the trading price of the Company’s common stock were to fall below the public offering price set forth on the cover of the Prospectus due to market conditions, the underwriters could sell the shares to the public at a price lower than the public offering price on the cover of the Prospectus. In such a circumstance, the Company would still be paid for the shares by the underwriters based on the price set forth on the cover of the Prospectus (less the underwriting discount). In a firm commitment underwriting, the net proceeds to the Company are not affected by the price(s) at which the shares are actually sold to investors.
Recent Sales of Unregistered Securities
41.	Please clarify the exemption(s) relied upon for the transactions described in 5, 6, 8 and 9. Where you are relying on Section 4(2), please state whether the purchases were accredited or sophisticated.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page II-3.

Securities and Exchange Commission
January 22, 2007

Exhibits
42.	Please advise why you determined not to file the Macrospace and iFone acquisition agreements as exhibits to the registration statement, See Item 601(6)(2). Advise also as to the current status of the contingent consideration dispute with iFone stockholders.
     In response to the Staff’s comment, the Company has filed the Macrospace and iFone acquisition agreements as exhibits to the registration statement.
     The Company advises the Staff that subsequent to the initial filing of the Registration Statement, the Company has received written confirmation from iFone stockholders that as of immediately prior to the closing of the iFone acquisition held a majority of the iFone shares then issued and outstanding (and that thus ultimately control the resolution of the matter for all iFone stockholders) to the effect that the Company’s understanding regarding the milestone achievement date is correct (and confirming that the milestones were not timely achieved and that the iFone Stockholders are not legally entitled to any of the milestone consideration). Consequently, the Company has removed the discussion regarding the initial disagreement over the milestone achievement date from the Registration Statement.
Signatures
43.	Please indicate who is signing in the capacity of the principal accounting officer or controller. See Instruction 1 to Signatures on Form S-1.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has indicated that Eric R. Ludwig, Vice President, Finance of the Company is signing in the capacity of principal accounting officer in the signature pages.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
44.	We note the preamble language in the Report of the Independent Registered Public Accounting Firm. Please tell us when the reincorporation described in Note 18 to the consolidated financial statements will be consummated and hence this preamble language will be removed. Please note that your registration statement cannot go effective with such language in your auditors’ report.
     In response to the Staff’s comment, the Company respectfully advises the Staff that it expects to consummate the reincorporation described in Note 18 of the Notes to Consolidated Financial Statements in early March 2007 prior to the effective time of its initial public offering. At that time, the preamble language that the Staff notes in its comment will be removed. The Company acknowledges and understands that the Registration Statement cannot be declared effective prior to the consummation of the reincorporation and the removal of that preamble language.

Securities and Exchange Commission
January 22, 2007

Note 2-Summary of Significant Accounting Policies
Revenue Recognition, page F-9
45.	Your disclosure indicates that a subscription license gives an end user the right to use the licensed game for a limited period of time. Clarify your accounting policy for subscription licenses sold for which the term is greater than one month. Please clarify the period(s) in which you record the revenue for the term license and how your accounting policy complies with SOP 97-2.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the term of a subscription license is at most one month. The subscription license sales are reported in the report for the month of initial download or subscription renewal, which is typically after the subscription license has lapsed. The Company recognizes revenues derived from its subscription licenses in the same manner as its perpetual licenses .
46.	Your disclosure indicates that you estimate revenues from carriers in the current period when reasonable estimates can be made. We further note that you are required to record any differences between estimated revenues and actual revenues in the reporting period that you determine the actual amounts when carrier reports are not received within a reasonable time frame following the end of the month. Tell us how material these differences have historically been to your revenue recognized for fiscal years 2003 through 2005 and the nine-months ended September 31, 2006. Please provide us with an analysis of the differences between your estimates recorded and the actual fees earned and any adjustments made to revenue. In addition, we note your disclosure that the license revenues on the final revenue report have not differed materially from the final settlement from the carrier. Please revise your disclosure to indicate how material the differences between the final revenue reports have been compared to the estimates you recorded in your financial statements.
     In response to the Staff’s comment, the Company respectfully advises the Staff that in 2003, the difference between actual and estimated revenues was less than $5,000. In 2004, the difference between actual and estimated revenue was less than $5,000. In 2005, the difference between actual and estimated revenue was less than $20,000. In the nine months ended September 30, 2006, the difference between actual and estimated revenue was less than $100,000. The difference between actual and estimated revenue has been less than one-half of one percent in any accounting period, which the Company does deem not to be material.
47.	We note that you recognize revenue based on the net amounts the carrier reports as payable upon the sale of your games, which is net of any services or other fees earned and deducted by the carriers. Please clarify the nature of the service and/or other fees that you do not recognize as revenue. In addition, we note the disclosure you have provided supporting your conclusion that net reporting is appropriate. Please provide to us your full analysis prepared pursuant to EITF 99-19 that supports your conclusion that net reporting is appropriate in these transactions. As part of your response, please

Securities and Exchange Commission
January 22, 2007

clarify further why you do not believe that you are the primary obligator and why you have no inventory risk.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the Company recognizes as revenues the fees payable to the Company for each transaction as determined in the agreements with the carriers. That is, the Company does not recognize as revenues the gross amount of fees charged by the carrier to their subscribers for the games. The agreements with the carriers generally state that the fees payable to the Company are either a fixed dollar amount per transaction regardless of the price charged to the subscriber or a stated percentage of the amount billed to the subscriber. The fees payable to the Company are considered the Company’s net revenue share. In response to the Staff’s comment, the Company has revised the disclosures on page 45 and F-9 to clarify that the only service is the delivery of the games. No other services or fees are deducted by the carriers.
     The following was considered in determining whether revenue should be recognized gross as a principal versus net as an agent:
•	The carriers are the primary obligors in the agreements with the Company. Carriers have significant control over the types of games that they offer to their subscribers, and it is their responsibility to ensure that fulfillment of a copy of each game is made to their subscribers. Additionally, advertisements placed by the Company for its games inform potential subscribers that games are not to be purchased directly from the Company and direct the subscriber to the carriers for purchase of the games.

•	Wireless carriers generally control the price charged to end users for the Company’s mobile games either by approving or establishing the price of the games charged to their subscribers.

•	The amount the Company earns is fixed. The agreements with the carriers generally state that the “revenue share” earned by the Company is either a fixed dollar amount per transaction regardless of the price charged to the subscriber or a stated percentage of the amount billed to the subscriber.

•	The Company has limited credit risk. The revenue share earned by the Company is generally not dependent on the collection of the price charged to the subscriber by the carrier. Carriers are directly responsible for billing and collecting fees from their subscribers, including the resolution of billing disputes.

•	There is no modification to a game that is delivered to the subscriber. There are no modifications or customizations that the Company performs to a game after it has been delivered by the carrier to the subscriber.

•	The Company has no inventory risk. The games are delivered to the carriers electronically. The games that are sold by the Company are not packaged software. There is no physical media delivered to the carriers that is subject to physical loss or obsolescence.

Securities and Exchange Commission
January 22, 2007

     Based on the weight of the above evidence, the Company has concluded that the amount of revenue that should be recognized should be equal to the fees received from the distributors of its games.
48.	We note from your disclosures that revenues are primarily derived by licensing software products in the form of mobile games. Please describe for us any other sources of revenue not separately discussed in your revenue recognition policy.
     In response to the Staff’s comment, the Company respectfully advises the Staff that, as mentioned on page 76 of the Registration Statement in the first paragraph under the subheading “Our Products,” the Company also distributes through its carriers for a one-time fee software products in the form of wallpapers and ringtones in coordination with a small number of games such as Ice Age 2. As indicated there, revenues to date from wallpapers and ringtones have not been material. In fact, to date these revenues have represented barely 1% of the Company’s revenues. Revenues from these products are recognized in the same manner as revenues from games; that is, revenue is recognized upon delivery of the product to the customer provided collectibility is reasonably assured, the fee is fixed or determinable and evidence of an arrangement exists. In addition, the Company distributes networked applications (FOX Mobile Sports, mentioned in the Registration Statement in the top paragraph on page 83 and elsewhere, and Daily Puzzle) on a subscription basis. Again, revenue recognition is the same as for the Company’s other games. The Company has no sources of revenue other than its games and these related applications.
Software Development Costs, page F-13
49.	Your disclosures indicate that you have adopted the “tested working model” approach for establishing technological feasibility. Your disclosure indicates that under this approach you do not consider a game in development to have passed the technological feasibility milestone until you have completed a model of the game that contains essentially all the functionality and features of the final game and have tested the model to ensure that it works as expected. Please explain in further detail how your policy complies with paragraph 4 of SFAS 86 and questions 6, 7 and 10 of the SFAS 86 Staff Implementation Guide. We further note your disclosure of the factors that you will consider when determining whether costs can be capitalized (e.g., the emerging nature of the mobile game market). Please clarify how these factors would impact the capitalization requirements of SFAS 86.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has applied paragraph 4 of SFAS 86 in determining when the Company’s products reach technological feasibility. Currently, the Company does not create a “detailed program design,” as defined in paragraph 4(a) of SFAS 86, prior to commencing product development. Therefore, the Company has applied the provisions of paragraph 4(b) and the “working model” approach to determine technological feasibility. This approach is consistent with the guidance discussed in Questions 6 and 7 of the SFAS 86 Staff Implementation Guide. Lastly, the Company’s working model is not a pseudocode or a prototype. Rather, the completed working model is a product that contains all of the features and functionality consistent with the

Securities and Exchange Commission
January 22, 2007

original product design that operates in the appropriate software language (BREW, JAVA or iMode) and is ready for customer testing. This approach is consistent with the guidance discussed in Question 10 of the SFAS 86 Staff Implementation Guide.
     The Company further advises the Staff that the mobile game market is a new and evolving industry. As carrier networks, handset features and consumer preferences for gameplay and game procurement continue to develop, the features and functionality of the Company’s games will also need to change. As the games’ features and functionality evolve to meet carrier and consumer specifications, there may be a time in the future at which the Company reaches technological feasibility of its products much sooner in the product development cycle and therefore would be required capitalize certain costs in accordance with SFAS 86.
Acquisition of iFone Holdings Limited, page F-20
50.	We note your disclosure that indicates that the contingent consideration in this business combination has not been earned, and has not been reflected in the financial statements. We further note the iFone stockholders are contesting your interpretation of the contingent consideration provisions. Please explain the nature of the contingent consideration provisions of this business combination and clarify how your accounting complies with paragraphs 25 through 27 of SFAS 141. In addition, please explain the difference in your and iFone stockholders’ understanding of the contingent consideration provisions.
     The exchange agreement called for the issuance of a total of 3,187,000 additional shares of Special Junior Preferred Stock of the Company and $4.5 million in subordinated unsecured promissory notes to the iFone stockholders upon the successful completion of agreements renewing various brands then under licenses then held by iFone. The Company advises the Staff that subsequent to initial filing of the Registration Statement, the Company has received written confirmation from iFone stockholders that as of immediately prior to the closing of the iFone acquisition held a majority of the iFone shares then issued and outstanding (who ultimately control the resolution of the matter for all iFone stockholders) to the effect that the Company’s understanding regarding the milestone achievement date is correct (and confirming that the milestones were not timely achieved and that the iFone Stockholders are not legally entitled to any of the milestone consideration). Consequently, the Company has removed the discussion regarding the initial disagreement over the milestone achievement date from the Registration Statement. Paragraph 27 of SFAS 141 states that contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable. Since the Company determined that the contingency was not resolved by the milestone expiration date (i.e., the milestones were not achieved) and as the consideration was not issuable, no amounts were recorded in the financial statements.
51.	Your disclosure indicates that you recorded a restructuring liability in connection with this business combination principally related to the termination of iFone employees. Please clarify how you met the ‘involuntary employee termination benefits and relocation costs’ criteria of EITF 95-3.

Securities and Exchange Commission
January 22, 2007

     In response to the Staff’s comment, the Company respectfully advises the Staff that the guidance outlined in Emerging Issues Task Force Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” was considered in evaluating the accounting for involuntary employee termination benefits paid in conjunction with the iFone acquisition. It should be noted that the Company did not accrue relocation costs under this standard as these costs were minimal. The Company’s evaluation of the criteria is detailed below:
     (1) As of the consummation date of the acquisition, management having the appropriate level of authority began to assess and formulate a plan to involuntarily terminate employees of the acquired company. Prior to the closing of the acquisition, the Company’s existing UK management team was tasked by executive management to formulate a plan to integrate the two UK businesses and identify actions in order to achieve certain combined business targets. This plan included the identification of a number of iFone employees to be terminated as their positions were considered redundant. The initial plan was submitted to the corporate office by the end of April 2006.
     (2) Management having the appropriate level of authority approved and committed the combined company to the planned terminations and communicated the termination arrangements to the employees of the acquired company. The final plan was approved by executive management in mid-May 2006. Communication of termination benefits occurred by the end of May for all terminated employees. Each terminated employee received written communication regarding the amount of termination benefits offered by the Company.
     (3) The plan of termination specifically identified the number of employees of the acquired company to be terminated, their job classifications or functions, and their locations. As mentioned above, the Company terminated a significant number of iFone employees in order to leverage the Company’s existing UK operations. Both the initial and final plans included the number of employees to be terminated and their job classifications. iFone only operated in one location. Of the 41 employees terminated, 20 employees were in research and development, 13 employees were in sales and marketing and 7 employees were in general and administrative. The chief executive officer of iFone was also included in the group of terminated employees.
     (4) The actions required by the plan of termination began soon after the plan was finalized, and the period of time to complete the plan indicated that significant changes to the plan were not likely. As of September 30, 2006, only one of these individuals had not yet terminated his employment. This individual was employed to assist with the completion of the Rule 3-05 financial statements for iFone. It is expected this individual will assist the Company and be paid in the first quarter of 2007. (Note: The amount accrued in connection with purchase accounting does not include any compensation or “stay bonus” to be earned as a result of providing services to the combined company.)

Securities and Exchange Commission
January 22, 2007

     The amount recognized as an assumed liability on the acquired iFone balance sheet represents costs that have no future economic benefit to the combined company and are direct and incremental costs incurred as a result of the plan to terminate employees of the acquired company.
Note 7. Commitments and Contingencies
Minimum Guaranteed Payments, page F-26
52.	Your disclosure indicates that you have entered into license and development agreements with various owners of brands and other intellectual property in order to develop and publish games for mobile handsets. We further note that pursuant to some of these agreements, you are required to pay minimal royalties over the term of the contracts regardless of actual game sales. Please clarify how you have accounted for your obligation to pay for the minimum royalty guarantees. Please clarify how you have classified the long term portion of your obligation on your consolidated balance sheets, if applicable.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has entered into various agreements that call for the payment of minimum royalties over the contract term. The Company has reevaluated the historical accounting for these obligations and determined, based on the terms of the license agreements and the performance obligations by certain licensors, that the amount of the unrecognized liability at September 30, 2006 of approximately $960,000 is immaterial and has no impact on the income statement. In the December 31, 2006 financial statements, the Company will recognize a liability for minimum guaranteed royalty payments for intellectual property licenses and an offsetting asset (licenses) on its balance sheet at the contractual amount upon execution of the contract if no significant performance obligation remains with the licensor. When a significant performance obligation remains with the licensor, the Company will record royalty payments as an asset (licenses) when payable rather than upon execution of the contract.
53.	We note from your disclosures that each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D and D-1 Preferred Stock and Special Junior Preferred Stock is convertible, at the option of the holder, by dividing the original issuance prices of $0.616, $0.64, $1.66, $3.01 and $1.75, respectively, by the conversion price at the conversion date. Please clarify how you accounted for the conversion feature embedded in the preferred stock host for each preferred stock issuance. Please explain how you considered the provisions of EITF 98-5 and EITF 00-27 when determining whether a beneficial conversion feature was present in each series of convertible preferred stock issued.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the guidance outlined in paragraph 12 of SFAS 133 was evaluated to determine whether the conversion feature embedded in the respective preferred stock instruments must be bifurcated from the preferred stock host and accounted for separately as a derivative instrument. This

Securities and Exchange Commission
January 22, 2007

guidance requires separate accounting if, and only if, all of the criteria of paragraph 12 have been fulfilled.
     The Company first evaluated the preferred stock to determine whether the preferred stock was more akin to an equity host or a debt host. The only guidance to assist in this evaluation is in paragraph 61(l) of SFAS 133, which states that “a typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.” The Company notes that the Series A, Series B, Series C, Series D and D-1 Preferred Stock (the “Senior Preferred Stock”) and the Special Junior Preferred Stock (collectively referred to as the “Preferred Stock”) all have generally similar rights and preferences and therefore the assessment is comparable for each. The Senior Preferred Stock has a put feature after five years and is redeemable upon certain deemed liquidation events. The Special Junior Preferred Stock does not have a put feature but is redeemable upon certain deemed liquidation events. Thus the Special Junior Preferred Stock would not be considered mandatorily redeemable. The Company also considered dividend features, collateral, creditor and voting rights of each instrument. The Company has concluded that all of these characteristics, when assessed in the aggregate, indicate that the Preferred Stock is more akin to an equity host.
     The Company then considered the guidance in paragraph 12 of SFAS 133 to determine whether the embedded conversion feature met all of the criteria. SFAS 133 does not specifically define the concept of “clearly and closely related.” The Company believes that the phrase “clearly and closely related” is intended to focus attention on the question of whether the underlying economic characteristics and risks of an embedded derivative (e.g., the factors that cause a derivative to fluctuate in value) are clearly and closely related to the economic characteristics and risks of the host contract. Based on the assessment that the Preferred Stock represented an equity host, the Company further determined that the economic characteristics and risks of the embedded conversion option (which is to issue common stock and hence equity-price risk) are clearly and closely related to the economic characteristics and risks of the Preferred Stock (equity-price risk). Based on this analysis, the Company determined that the embedded conversion feature does not meet the requirements of paragraph 12 (a) of FASB Statement 133 and therefore would not have to be bifurcated from the Preferred Stock.
     The Company respectfully advises the Staff that it considered the provisions of Emerging Issues Task Force (“EITF”) Abstract 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Abstract 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” with respect to each series of convertible preferred stock issued. The Company reviewed the effective conversion prices, as defined in the above literature, of each Preferred Stock instrument at the respective issuance date taking into consideration any allocation of the proceeds to other instruments issued at the same time in comparison to the fair value of the Company’s common stock on the dates the securities were sold. The fair value of common stock was based on valuations determined by management and the Board of Directors on the corresponding commitment dates and in each instance was below the effective conversion prices. Therefore, no beneficial conversion feature was identified.

Securities and Exchange Commission
January 22, 2007

     The terms for the Preferred Stock include situations where the conversion price could be adjusted in certain situations. To date, the Company has not adjusted the conversion ratios and therefore no contingent beneficial conversion feature has been recognized.
54.	Tell us how you considered the disclosure provisions of Rule 5-02.28(c)(2) and (3) of Regulation S-X. Advise or revise as appropriate.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page F-29.
Note 12. Stock Option Plan, page F-33
55.	Reconcile and explain the changes in the fair values of the underlying common stock between the most recent fair value and the midpoint of your IPO offering range. We note your letter dated January 8, 2007 that includes a discussion of equity-related transactions and options that you issued from the beginning of fiscal year 2005 through September 30, 2006. We further note that your letter provides information related to the nine valuations obtained from an independent third-party valuation firm. We may have additional comments on the information provided in this letter.
     In response to the Staff’s comment and Staff comment 22, the Company has revised the disclosure in the Registration Statement on pages 49 to 51. Further, the Company respectfully advises the Staff that it does not expect to publish a initial public offering price range until it has completed its audit for 2006 and is about ready to print its preliminary prospectus. Until that time, which is anticipated to be late February, the Company will have only very preliminary indications of valuations. As noted on page 13 of the Company’s January 7th letter to Mr. Youngwood, the Company believes that the exercise price of its September 7, 2006 options is within the range of potential values for its proposed initial public offering.
Note 14. Segment Reporting, page F-42
56.	Your disclosure states your “Chief Executive Officer reviews financial information on a geographic basis, however these aggregate into one operating segment for purposes of allocating resources and evaluating financial performance.” Clarify whether you have met the criteria for separate geographic operating segments pursuant to paragraphs 10 through 15 of SFAS 131. If so, please clarify how you have met the aggregation criteria of paragraph 17 of SFAS 131.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes it has met the criteria for separate geographic operating segments pursuant to paragraphs 10 through 15 of SFAS 131. With regard to paragraphs 10 through 15 of SFAS 131, the Company currently has three geographic operating segments: the Americas, EMEA and Asia-Pacific (“APAC”). The Company’s Chief Executive Officer regularly reviews discrete financial information, primarily revenue and operating expense trends by region, for these three geographic segments in order to assess performance and allocate resources appropriately. Revenues have historically been the best indicator of performance and the primary data used in making decisions. The Americas, EMEA and APAC geographic

Securities and Exchange Commission
January 22, 2007

segments all have managers responsible for driving the sales team and revenue growth in their respective regions. Each of the Company’s geographic segments also incurs expenses for research and development, sales and marketing and general and administrative activities.
     The Company further advises the Staff that it believes it has met all requisite criteria of paragraph 17 of SFAS 131 to aggregate the operating segments into one reportable segment. The Americas and EMEA operating segments are responsible for game development, sales and marketing and general and administrative tasks. Both of these operating segments produce games using the same engineering process under the direction of the Company’s Chief Technology Officer located in the United States, distribute the same type of product (mobile games) to customers via cellular phones, distribute the goods in a similar fashion (through carriers and website aggregators) and have similar regulatory environments.
     These operating segments also exhibit similar economic characteristics. To determine that these geographic locations have similar economic characteristics, the Company has considered historical gross margins of the regions from the first quarter of 2005 through the third quarter of 2006 in addition to forecasted margins through 2010.
     From the first quarter of 2005 through the third quarter of 2006, the Company’s average historical gross profit percentages for the Americas and EMEA operating segments differ by only 3.5% in absolute terms. This is a strong indicator that the segments have similar economic conditions and should be aggregated under SFAS 131 as the fluctuations are within an absolute variance of 5%.
     To better understand the long-term average gross margins of the entities, the Company also reviewed the forecasted revenues and margins by segment for 2007 through 2010. Management noted that the forecasted margins are expected to continue in a narrow band generally between 72-73% over an extended period of time with an absolute variance in margins from 2007 to 2010 of 1.9%. The Company anticipates the difference in margins between the geographies to narrow from 3.5% over the last seven quarters to 1.9% over the next four years based on the growth in originally developed titles in the Americas and EMEA operating segments, such as Super K.O. Boxing and Stranded.
     The Hong Kong office was opened in December 2005, as the start of the Company’s strategy to operate in APAC in a manner similar to the Company’s operations in the Americas and EMEA. While the Hong Kong office presently does not develop games, it has executed contracts with customers in a similar class at margins similar to the Americas and EMEA. The Company plans to develop games in APAC, and the Company forecasts the class of customers and margins in APAC to continue to be similar to the class of customers and margins in the Americas and EMEA. All indicators support the fact that the future financial performance of this business is expected to be similar to that of the Company’s Americas and EMEA businesses, therefore the Company believes that the economic-characteristics requirement for aggregation criteria is satisfied. The Company is currently evaluating plans to expand operations in APAC to include game development, lead engineering, porting, carrier agreement negotiations and general and administrative functions. Following this growth expansion, the Company believes that the Hong Kong business will exhibit the same economic

Securities and Exchange Commission
January 22, 2007

characteristics and long-term performance achievements as the Americas and EMEA operating segments.
     Based on the above analysis, the Company concluded that it is appropriate to aggregate all of its geographic operating segments, Americas, EMEA and APAC, into one reportable segment under the guidance outlined in paragraph 17 of SFAS 131.
Note 18. Subsequent Events, page F-43
57.	We note from your disclosures that on December 18, 2006, the board of directors and preferred stockholders approved an amendment to the Restated Articles of Incorporation to reduce the price at which shares of the Company’s redeemable convertible preferred stock convert automatically into common stock upon completion of an underwritten public offering from $4.98 per share to $4.50 per share. Explain why you decided to reduce the price at which shares of the Company’s redeemable convertible preferred stock convert automatically into common stock upon completion of an underwritten public offering. Provide us with your analysis and tell us whether this change will have any impact on your accounting for the preferred stock.
     In response to the Staff’s comment, the Company respectfully advises the Staff that the modification to the Preferred Stock was performed on December 18, 2006 and was done in contemplation of filing the Registration Statement on December 19, 2006. The Company, whose Board of Directors is controlled by representatives of the holders of Preferred Stock, desired either to eliminate or to reduce to as low as practically achievable the price at which shares of the Company’s redeemable convertible preferred stock convert automatically into common stock upon completion of an underwritten public offering, in order to remove as much risk as possible to the timely completion of the offering (by eliminating the need either to seek consent of preferred stockholders to such a conversion or to restructure the planned offering in some way) and thereby increasing the likelihood of raising additional funds through the sale of common stock. The preferred stockholders lowered the automatic conversion price only to $4.50 as a sufficient number of the preferred stockholders were reluctant to lower it further absent more definitive information about the offering price achievable. The Company understands that it will need to revisit the matter with its preferred stockholders if the offering price remains in the range the Company currently anticipates.
     Management evaluated the modification made by the preferred stockholders and has concluded that it does not trigger accounting recognition for the reasons described herein. The modification is fully disclosed in the footnotes to the Company’s consolidated financial statements. As the preferred stockholders control the Board, this was not considered an action between the common stockholders and the preferred stockholders. Thus, it was not an action done to benefit the existing common stockholders as it was intended to capture the value of the preferred stockholders’ shares by bringing new money into the Company to continue to invest and grow the business. Therefore this modification was done out of preferred stockholders’ self interest to enable them to continue to benefit from the automatic conversion feature and is not considered to be a capital contribution into the Company or a deemed dividend from the preferred stockholders to the common stockholders. As such, any benefits received by the common stockholders would be ancillary and incidental to the modification. Based on this assessment, the Company believes that there was not a transfer of wealth between the preferred stockholders and the common stockholders. Accordingly, no accounting recognition by the Company is deemed necessary for this modification. The fact that no money had been raised at the point of the modification was considered. However, the Company believes that the purpose of the modification was done in contemplation of the offering but just not concurrently because the requirements for regulatory approval of an IPO extend over a longer period than a normal private preferred stock offering. It is the Company’s understanding that the original benefits of this automatic conversion feature for the preferred stockholders is to provide them with influence in the nature and pricing of future sales of common stock, and as a protection of their other rights. This modification simply adjusted the automatic conversion ratio to a more market appropriate rate which would enable the Company to commence an offering and allow the preferred stockholders to utilize the automatic conversion rate in one of the manners it was originally intended, that being to influence and provide some level of control over the capital raising activity. The Company does not believe that the lowering of this conversion value constitutes a surrender of a benefit or a transfer of value to some other party within the Company. Finally, the concession is considered by the Company to be minor in terms of value to the preferred securities.

Securities and Exchange Commission
January 22, 2007

iFone Holdings Limited
Financial Statements for the years ended December 31, 2005 and 2004
Note 24. Summary of Differences Between UK and US Generally Accepted Accounting Principles, page F-61
58.	We note from your disclosures that certain adjustments have been made to software revenue recognition in order to comply with SOP 97-2. Tell us the amount of revenue that would have been recognized for each period presented had the financial statements been presented in U.S. GAAP. Explain why there is an adjustment for software revenue recognition for the fiscal year ended December 31, 2004 but no adjustment for software revenue recognition in the fiscal year ended December 31, 2005. We further note from your disclosures that there are multiple element arrangements that require deferral of revenue under US GAAP until such time as that the additional features and functionality are delivered and accepted. Explain these multiple element arrangements in greater detail and describe how revenue is recognized for each element of the arrangement. Tell us whether you are able to establish VSOE for the different elements of a multiple element arrangement. Explain what the “exclusivity period” represents.
     The Company advises the Staff that the total $176,000 adjustment for software revenue recognition relates to the line item “revenues.” Total revenues of iFone Holdings Limited (“iFone”) recognized under US GAAP in 2004 and 2005 were £3,804,000 and £4,413,000, respectively.
     The Company confirms to the Staff that iFone had no adjustment between UK GAAP and US GAAP for software revenue recognition in 2005. An adjustment was made in 2004 for software revenue recognition under US GAAP to take account of one contract entered into in 2003 with a handset manufacturer where development of additional features and functionality was required. Under US GAAP, iFone’s management believe that they did not meet the strict criteria for determining VSOE of fair value for these products and as a consequence all revenues should be deferred until delivery of the final product in the scheduled delivery. The final products were delivered and accepted in December 2004, and all revenues were deferred until this time under US GAAP. No such contracts were entered into during 2004 or 2005 by iFone. Under UK GAAP, iFone recognized revenues ratably over the period that the products were delivered.
     The Company advises the Staff that iFone’s revenues generally came from the sale of gaming products sold under license by wireless network operators to end customers. In certain circumstances, contracts with wireless network operators contain exclusivity periods. These exclusivity periods require iFone to refrain from making the products sold to that wireless network operator available to any other third party, for a specified period of time. A small US GAAP adjustment was made in 2004 for software revenue recognition to take account of one

Securities and Exchange Commission
January 22, 2007

contract entered into in 2003 by iFone with a wireless network operator where upfront fees were received for the sale of gaming products that also included an exclusivity period. Under US GAAP, the upfront fees for the delivered gaming products were recognized ratably over that exclusivity period, which fell over different accounting periods. Under UK GAAP, iFone recognized revenues when the products were delivered. No such contracts including exclusivity periods were entered into in 2004 and 2005 and fell over different accounting periods.
     No other multiple elements existed within iFone’s arrangements with customers.
Unaudited Pro Forma Combined Condensed Financial Information
Notes to Unaudited Pro Forma Combined Condensed Financial Information
Note 2. Pro Forma Adjustments, page F-72
59.	In adjustment (2) you indicate that your pro forma statements of operations include the write-off of acquired in-process research and development projects from iFone because the feasibility of the acquired technology had not yet been established and no alternative future uses existed. Revise to disclose the reasons for the write-off and, if applicable, a statement that the write-off is not necessarily indicative of continuing annual research and development expenses.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page F-72.
60.	In adjustment (4) you indicate that your pro forma statements of operations include an adjustment to reverse certain expenses incurred by iFone that are non-recurring and a direct result of the acquisition, including legal and investment banker fees as well as a stock-based compensation charge triggered by the change in control. Revise to disclose each of these items in greater detail and tell us the specific amounts for each component of the adjustment.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page F-73.
Note 3. UK GAAP to US GAAP Adjustments, page F-73
61.	In adjustment (2) you describe an adjustment to accrue for earned and unpaid vacation for iFone employees. Revise to disclosure the reason(s) for this adjustment.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page F-75.
62.	In adjustment (3) you indicate an adjustment to accrue for transaction expenses of iFone shareholders paid by the Company upon the closing of the acquisition of iFone.

Securities and Exchange Commission
January 22, 2007

Revise to disclose the reason(s) for this adjustment and whether it was reflected in the purchase price.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages F-75-76.
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          Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130 or, in his absence, Laird H. Simons III, Esq. at (650) 335-7233.
Sincerely,
/s/ David A. Bell
David A. Bell
cc:
L. Gregory Ballard, Chief Executive Officer and President
Albert A. Pimentel, Executive Vice President and Chief Financial Officer
Eric R. Ludwig, Vice President, Finance
Kevin S. Chou, Vice President and General Counsel
Glu Mobile Inc.
Laird H. Simons III, Esq.
Fenwick & West LLP
Kevin Healy
Wayne Hedden
PricewaterhouseCoopers LLP
Craig M. Schmitz, Esq.
Brooks Stough, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP